EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	For the three months ended March 31,
	2006	2005
Net Income	3,985	4,373

Weighted average common shares — basic	11,207,302	4,941,990

Effect of dilutive securities:
Stock options	288,005	672,950

Weighted average common shares — diluted	11,494,925	5,614,940

Basic Earnings Per Share	$0.36	$0.88

Diluted Earnings per Share	$0.35	$0.78